ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of dollars)
	SEPTEMBER 30	JUNE 30
	2007	2007
ASSETS
Current Assets
Cash and cash equivalents	$16,473	$21,631
Restricted cash and deposits	302	302
Accounts and other receivable	2,072	1,705
Prepaid expenses and other current assets	292	293
	19,139	23,931
Restricted Cash and Deposits (see note 5)	12,168	12,002
Investment Tax Credits	447	147
Property, Plant and Equipment	1,422	1,274
Mineral Properties and Deferred Exploration Costs (see note 4)	31,884	28,019
Intangible Assets	3,345	3,510
Goodwill	917	917
	$69,322	$69,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,612	$2,632
Income taxes payable	274	168
	1,886	2,800
Other Reclamation Liability (see note 5)	9,642	9,284
Asset Retirement Obligation	939	983
Future Income Tax Liabilities	2,540	2,755
	15,007	15,822
Shareholders’ Equity (see note 6)	54,315	53,978
	$69,322	$69,800

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Michael Winn”	“Rick Van Nieuwenhuyse”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)	Three Months Ended
	2007	2006

Consulting Revenue	$1,388	$1,331

Consulting Costs (excluding amortization)	939	930

Gross Profit	449	401

Expenses (Recoveries)
Accretion of asset retirement obligation	9	12
Amortization	243	108
Business development and investor
relations	70	114
Foreign exchange loss (recovery)	10	(1)
Office	246	132
Professional fees	178	89
Regulatory fees	67	11
Salaries and contractors	537	113
Travel	67	49

	1,427	627

Loss Before Other Income	(978)	(226)

Other Income
Interest income	333	233

Loss Before Provision for Taxes	(645)	7

Recovery of (Provision for) Taxes
Current	(114)	(71)
Future	278	8

Net Loss and Comprehensive Loss	$(481)	$(56)

Deficit – Beginning of Period	$(5,885)	$(3,397)

Net Loss	(481)	(56)

Deficit – End of Period	$(6,366)	$(3,453)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.00)
Weighted Average Number of Shares
Outstanding (in thousands of shares)	34,134	28,227

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of dollars)
	Three Months Ended
	2007	2006

Cash Flows from Operating Activities
Net loss	$(481)	$(56)
Items not affecting cash from operations –
Accretion of asset retirement obligation	9	12
Amortization	243	108
Recovery of future income taxes	(278)	(8)

	(507)	56

Expenditures on asset retirement obligations	(39)	(75)
Changes in non-cash working capital
balances related to operations –
Accounts and other receivable	(367)	(175)
Prepaid expenses and other current
assets	1	14
Accounts payable and accrued liabilities	(304)	53
Income taxes payable	106	12

	(1,110)	(115)

Cash Flows from Investing Activities
Investment in mineral properties and deferred	(3,823)	(2,258)
exploration costs
Increase in restricted cash	(166)	(96)
Purchase of property, plant and equipment	(226)	(66)

	(4,215)	(2,420)

Cash Flows from Financing Activities
Common shares issued on exercise of stock
options	159	115
Common shares issued on exercise of
warrants	8	205

	167	320

Net Cash Flows	(5,158)	(2,215)

Cash and Cash Equivalents – Beginning
of Period	21,631	11,761

Cash and Cash Equivalents – End of Period	$16,473	$9,546

SUPPLEMENTAL INFORMATION (see note 11)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Corporation conducts mineral exploration in Canada primarily in Yukon Territory. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and include the accounts of the Corporation and its wholly owned subsidiaries, 650399 B.C. Ltd., Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2007.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new and revised accounting standards which the Corporation is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2007.

(a) Accounting Changes

Under revised Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook, an accounting policy can be changed only if the change is required by a primary source of GAAP, or voluntarily if it results in the financial statements providing information that is both reliable and more relevant. Changes in accounting policies are accounted for in accordance with the specified transitional provisions where required by a primary source of GAAP, and through retrospective application if there are no transitional provisions or the change is voluntary. Disclosure is required to be made of the nature of changes in accounting policies, the adjustments made to the current and prior periods, and when voluntary the reasons for making the change. Changes in accounting estimates are to be recognized prospectively, and disclosure is required to be made of the nature and amount of such changes. Material prior period errors are to be corrected retrospectively in the first set of financial statements completed after their discovery, and disclosure is required to be made of the nature and amount of such corrected errors. The Corporation has made no voluntary changes in its accounting policies since the adoption of this revised standard.

(b) Financial Instruments

New CICA Accounting Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. New CICA Accounting Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, specifies the disclosure and presentation standards applicable to financial instruments. The Corporation’s cash equivalents have been classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity have been classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables have been classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities have been recorded at cost or amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

The adoption of these standards have not required any adjustment to the Corporation’s financial statements as the carrying amounts of all financial instruments as at the beginning of the 2008 fiscal year approximated their fair values and accordingly were not remeasured.

(c)	Hedges

New CICA Accounting Handbook Section 3865, “Hedges”, is applicable when an entity chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard has had no present impact as the Corporation has not employed hedge accounting in either the 2007 or 2008 fiscal periods.

(d)	Comprehensive Income

New CICA Accounting Handbook Section 1530, “Comprehensive Income”, requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets during a period from transactions and other events and circumstances from non-owner sources, and includes both net earnings and other comprehensive income. Other comprehensive income comprises all revenues, expenses, gains and losses that are included in comprehensive income but are not recognized in net earnings, such as those resulting from changes in the fair value of financial assets classified as available for sale.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

4.	Mineral Properties and Deferred Exploration Costs

		Expenditures
	June 30	Incurred	September 30
	2007	In Period	2007

Acquisition Costs
Brewery Creek	$1,889	$-	$1,889
Keno Hill	12,489	433	12,922
McQuesten	1,091	652	1,743
Other	98	-	98

	15,567	1,085	16,652

Deferred Exploration Costs
Brewery Creek	731	(164)	567
Keno Hill	11,501	2,964	14,465
McQuesten	127	(16)	111
Other	93	(4)	89

	12,452	2,780	15,232

Total	$28,019	$3,865	$31,884

During the three month period ended September 30, 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest in the Corporation’s 70% owned McQuesten property. To exercise the option, the Corporation must issue 210,000 common shares of the Corporation plus grant a net smelter royalty to the optionor ranging from 0.5% to 2.0%, varying amongst the claims comprising the property, and the option is exercisable at any time until September 20, 2008. The Corporation issued 140,000 common shares during the period in consideration for the granting of the option, valued at $651,000.

5.	Other Reclamation Liability

	September 30	June 30
	2007	2007

Other reclamation liability	$9,642	$9,284

In 2006, ERDC deposited $10,000,000 into a trust account which is expected to transfer to the federal government after final closing of its agreement to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited. Final closing is expected to occur during the current fiscal year. These funds are intended to be used exclusively for contribution towards the reclamation of the pre-existing environmental liabilities of the UKHM site. The Corporation accounted for the required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded as other reclamation liability the amount representing the $10,000,000 due on final closing discounted at 8%. Accretion of this liability is being capitalized to mineral property acquisition costs, and interest earned on the funds has been included in interest income. The deposited funds have been included in restricted cash and deposits under long term assets along with accumulated interest income thereon, with the remaining balance of restricted cash and deposits representing reclamation security posted in respect of the Brewery Creek mineral property.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

6.	Shareholders’ Equity

Authorized share capital:
	-	Unlimited number of common shares, without par value
	-	Unlimited number of preferred shares, without par value (none issued)

Components of shareholders’ equity:

	September 30	June 30
	2007	2007

Share capital	$53,046	$52,201
Warrants	3,093	3,095
Stock options	4,542	4,567
Accumulated other comprehensive income	-	-
Deficit	(6,366)	(5,885)

Shareholders’ equity	$54,315	$53,978

Changes in the components of shareholders’ equity during the three month period ended September 30, 2007 are summarized as follows:

	Number of
	shares issued or
	issuable on exercise	Amount

Share Capital
Balance – June 30, 2007	34,096,426	$52,201
Issued on exercise of warrants	1,563	10
Issued on exercise of stock options	30,000	184
Issued for acquisition of mineral property interest (see note 4)	140,000	651
Balance – September 30, 2007	34,267,989	$53,046

Warrants
Balance – June 30, 2007	2,108,227	$3,095
Carrying amount of warrants exercised	(1,563)	(2)
Balance – September 30, 2007	2,106,664	$3,093

Stock Options
Balance – June 30, 2007	3,331,000	$4,567
Carrying amount of options exercised	(30,000)	(25)
Balance – September 30, 2007	3,301,000	$4,542

Accumulated Other Comprehensive Income
Balance – September 30 and June 30, 2007		$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

7.	Warrants

Warrants outstanding at September 30, 2007 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

June 21, 2008	221,975	$5.00
December 21, 2009	1,884,689	$5.75

	2,106,664

8.	Incentive Stock Options

During the three month period ended September 30, 2007, incentive stock options were exercised as follows:

	Number	Weighted
	of shares	average
	issuable	exercise
	on exercise	price

Balance – June 30, 2007	3,331,000	$3.06

Exercised	(30,000)	$5.32

Balance – September 30, 2007	3,301,000	$3.16

Incentive stock options outstanding and exercisable at September 30, 2007 are summarized as follows:

	Options Outstanding and Exercisable

	Number of	Weighted	Weighted
	Shares	Average	Average
Exercise	Issuable on	Remaining	Exercise
Price	Exercise	Life (Years)	Price

$0.80	945,000	4.7	$0.80
$1.50	205,000	5.2	$1.50
$3.08	1,043,500	5.6	$3.08
$4.99	847,500	6.3	$4.99
$5.38	50,000	6.7	$5.38
$5.90	110,000	6.4	$5.90
$6.11	100,000	6.5	$6.11

	3,301,000	5.6	$3.16

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

9.	Related Party Transactions

During the three month period ended September 30, 2007, the Corporation incurred technical service fees with NovaGold Resources Inc. (“NovaGold”) totalling $245,000 (2006 - $194,000), which have been capitalized to mineral property and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over Alexco. At September 30, 2007, accounts payable and accrued liabilities include $171,000 (June 30, 2007 - $91,000) due to NovaGold. The Corporation also incurred $24,000 for rent of office space (2006 - $nil) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At September 30, 2007, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties as if they were dealing at arm’s length.

10.	Financial Instruments

Information regarding the Corporation’s financial instruments, provided as a consequence of the adoption of the new accounting standards regarding financial instruments, is summarized as follows:

		September 30, 2007
	Effective Annual	Fair	Carrying
	Interest Rate	Value	Amount
Financial Assets
Receivables
Canadian dollar denominated	n/a	$1,910	$1,910
US dollar denominated	n/a	$162	$162
Bankers’ Acceptances	n/a	$16,304	$16,304
Term deposits	3.85% to 4.15%	$12,470	$12,470
Financial Liabilities
Accounts payable and accrued liabilities
Canadian dollar denominated	n/a	$1,507	$1,507
US dollar denominated	n/a	$105	$105

All bankers’ acceptances carried initial maturity periods of three months or less. They are included in cash and cash equivalents and are therefore required to be classified as held for trading, and their fair values have been estimated by the Corporation using the effective interest method and through reference to published yields for such instruments.

All term deposits held at September 30, 2007 carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values. All term deposits are included in restricted cash and deposits under both short-term and long term assets.

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

of the Corporation’s major customers, which include government organizations as well as substantial corporate entities.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties is located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

11.	Supplemental Cash Flow Information

Supplemental information with respect to the three month periods ended September 30, 2007 and 2006 is summarized as follows:

	Three Months Ended
	2007	2006

Cash Flows Arising From Interest
and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$7	$59

Non-Cash Investing and
Financing Transactions
Shares issued for acquisition of mineral
property interest (see note 4)	$651	$-
Increase (decrease) in accounts
payable and accrued liabilities related
mineral properties	$(730)	$770

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	(unaudited)
(figures in tables are expressed in thousands of dollars)

12.	Segmented Information

The Corporation’s two operating segments are exploration and development of mineral properties, and consulting services in the reclamation and remediation fields. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Financial information by segment for the three month periods ended September 30, 2007 and 2006 is as follows:

	Consulting
2007	Services	Exploration	Corporate	Total

Segment revenues –
Canadian customers	$1,290	$-	$-	$1,290
Non-Canadian customers	98	-	-	98
Total external customers	1,388	-	-	1,388
Intersegment revenues	181	-	-	181

Total revenues	$1,569	$-	$-	$1,569

Segment earnings (loss)
before provision for taxes	$335	$-	$(980)	$(645)

Total assets	$6,618	$32,801	$29,903	$69,322

	Consulting
2006	Services	Exploration	Corporate	Total

Segment revenues –
Canadian customers	$1,331	$-	$-	$1,331
Non-Canadian customers	-	-	-	-
Total external customers	1,331	-	-	1,331
Intersegment revenues	158	-	-	158

Total revenues	$1,489	$-	$-	$1,489

Segment earnings (loss)
before provision for taxes	$393	$-	$(386)	$7

Total assets	$4,813	$19,111	$20,062	$43,986